Filed by Liberty Global plc

Pursuant to Rule 425 under the Securities Act of 1933

Subject Corporation: Ziggo N.V.

On October 15, 2014, LGE HoldCo VII B.V., a private limited liability company incorporated under the laws of the Netherlands and an indirect wholly-owned subsidiary of Liberty Global plc, published the following summary newspaper advertisement in the national edition of The New York Times.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Ziggo ordinary shares. The Offer (as defined below) is made solely pursuant to the Offer Memorandum, dated June 27, 2014, approved by the Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten), and the Prospectus /Offer to Exchange, dated August 19, 2014, forming part of the Registration Statement on Form S-4 filed by Liberty Global plc with the United States Securities and Exchange Commission, and any amendments or supplements to such Offer materials. The Offer is not being made, and the Ziggo ordinary shares will not be accepted for purchase from or on behalf of any Ziggo shareholder, in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the securities or other laws or regulations of such jurisdiction or would require any registration with, approval of or filing with any regulatory authority not expressly contemplated by the terms of the Offer Memorandum and the Prospectus/Offer to Exchange.

Notice by

LGE HoldCo VII B.V.

Regarding its Offer

For all Issued and Outstanding Ordinary Shares of

Ziggo N.V.

On July 2, 2014, LGE HoldCo VII B.V. (the “Offeror”), a private limited liability company incorporated under the laws of the Netherlands and an indirect wholly-owned subsidiary of Liberty Global plc (“Liberty Global”), commenced an offer to exchange (the “Offer”) EUR 11.00 in cash (without interest) and 0.2282 of a Liberty Global class A ordinary share, nominal value $0.01 per share, and 0.5630 of a Liberty Global class C ordinary share, nominal value $0.01 per share (such amount in cash and shares, the “Offer Consideration”), for all issued and outstanding ordinary shares, nominal value EUR 1.00 per share (“Ziggo ordinary shares”), in the capital of Ziggo N.V., a public limited liability company incorporated under the laws of the Netherlands (“Ziggo”), not owned by the Offeror or its affiliates or to which the Offeror is entitled (gekocht maar net geleverd) at the Acceptance Closing Date (as defined below), upon the terms and subject to the conditions set forth in the Offer Memorandum, dated June 27, 2014 (together with any amendments or supplements thereto, the “Offer Memorandum”), and the Prospectus/Offer to Exchange, dated August 19, 2014 (together with any amendments or supplements thereto, the “Prospectus/Offer to Exchange”), filed as part of a Registration Statement on Form S-4 with the Securities and Exchange Commission (the “SEC”).

THE OFFER PERIOD COMMENCED AT 9:00 A.M. CET ON JULY 2, 2014 AND WAS PREVIOUSLY SCHEDULED TO EXPIRE AT 5:40 P.M. CET (11:40 A.M. EST) ON SEPTEMBER 10, 2014. ON SEPTEMBER 10, 2014, THE OFFEROR ISSUED A PRESS RELEASE ANNOUNCING AN EXTENSION OF THE OFFER PERIOD, WHICH WILL NOW EXPIRE AT 5:40 P.M. CET (10:40 A.M. EST) ON NOVEMBER 4, 2014.

The last day of the Offer, as extended, is referred to as the “Acceptance Closing Date.” Ziggo shareholders may withdraw Ziggo ordinary shares tendered under the Offer at any time prior to the Acceptance Closing Date. Ziggo ordinary shares tendered during the Offer Period that are not withdrawn will remain subject to the Offer.

Under the Dutch Decree on Public Takeover Bids (Besluit openbare biedingen Wft) (the “Decree”), the Offer Period may only be further extended by the Offeror in the event a third party makes an offer for Ziggo prior to the expiration of the Offer Period, as extended (as described in article 15(5) of the Decree), in which case the Offeror may further extend the Offer Period until the expiration of such third party offer, or with a dispensation from the Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten) for a further extension, which will only be given in exceptional circumstances. If the Offeror further extends the Offer Period, a press release will be issued within three Dutch business days after the day on which the Offer was previously scheduled to expire setting forth the new expiration time and date of the Offer Period. If the Offeror declares the Offer unconditional, a public announcement will be made no later than three Dutch business days following the Acceptance Closing Date. Within three Dutch business days after declaring the Offer unconditional, the Offeror will publicly announce a subsequent offering period (a “Post-Closing Acceptance Period”) of at least five U.S. business days and no more than two weeks. During this period, the Offeror will accept for payment all Ziggo ordinary shares validly tendered by Ziggo shareholders who did not tender their shares during the Offer Period, and shall pay for such tendered shares promptly and in any event within three Dutch business days of the shares being tendered. The Offer Consideration paid during the Post-Closing Acceptance Period will be the same as that paid during the Offer Period.

On October 10, 2014, Liberty Global announced that it had obtained regulatory clearance from the European Commission for the Offer. As a result, the condition on competition clearance for completion of the Offer, as described in the Offer Memorandum and the Prospectus/Offer to Exchange, has been satisfied.

At Ziggo’s Extraordinary General Meeting of Shareholders held on August 26, 2014, the Asset Sale and Liquidation Resolutions were adopted by the Ziggo shareholders. Under the terms and conditions of the Offer, if the Asset Sale and Liquidation Resolutions remain in full force and effect as of the Acceptance Closing Date, the minimum acceptance level condition will be reduced from at least 95% to 80% of Ziggo’s aggregate issued and outstanding ordinary share capital (geplaatst en uitstaand kapitaal) (excluding any Ziggo ordinary shares held by Ziggo), on a fully diluted basis, as of the Acceptance Closing Date. Any such reduction will only occur upon the expiration of the Offer Period. The Asset Sale and Liquidation Resolutions approve the adoption of a sale and purchase agreement among Ziggo, Liberty Global and its subsidiary LGE HoldCo V B.V., the terms of which have been previously agreed, pursuant to which Ziggo would transfer to LGE HoldCo V B.V. all of its assets and liabilities for an agreed purchase price consisting of a loan note, cash and an exchangeable bond, following which Ziggo would be dissolved (ontbinding) and liquidated (vereffening) in accordance with Section 2:19 of the Dutch Civil Code. The approval of the Asset Sale and Liquidation Resolutions is conditioned upon the Offer being declared unconditional (gestanddoening) and the number of Ziggo ordinary shares having been tendered for acceptance during the Offer Period and the Post-Closing Acceptance Period, together with (x) any Ziggo ordinary shares directly or indirectly held by the Offeror or any of its affiliates, (y) any Ziggo ordinary shares committed to the Offeror or its affiliates, in writing, and (z) any Ziggo ordinary shares to which the Offeror is entitled alone or together with Ziggo, representing less than 95% but more than 80% of Ziggo’s aggregate issued and outstanding ordinary share capital (geplaatst en uitstaand kapitaal) (excluding any Ziggo ordinary shares then held by Ziggo). For a description of the consequences to Ziggo shareholders in the event the Offer is declared unconditional and the acceptance level is less than 80%, but greater than 65%, of Ziggo’s aggregate issued and outstanding ordinary share capital (geplaatst en uitstaand kapitaal) (excluding any Ziggo ordinary shares then held by Ziggo), please see “The Offer—Consequences to Ziggo Shareholders if the Offer is Declared Unconditional at Different Acceptance Levels—Acceptance Level of at least 65% but less than 80%” in the Prospectus/Offer to Exchange and Section 8.10 (Consequences of the Offer) in the Offer Memorandum.

In order to comply with U.S. regulatory requirements, the Offeror announces that it may, subject to the terms and conditions of the Offer, further reduce the minimum acceptance level condition to 65% of Ziggo’s aggregate issued and outstanding ordinary share capital (geplaatst en uitstaand kapitaal) (excluding any Ziggo ordinary shares held by Ziggo), on a fully diluted basis, as of the Acceptance Closing Date. This announcement is not an indication of current acceptance levels and does not constitute a reduction of the minimum acceptance level condition at this time. Any such reduction will only occur upon the expiration of the Offer Period.

If the minimum acceptance level condition is reduced to 80% or 65% as described above, the Offeror will provide a Post-Closing Acceptance Period, or subsequent offering period, of at least five U.S. business days following the expiration of the Offer during which Ziggo shareholders may tender their Ziggo ordinary shares for the Offer Consideration. However, withdrawal rights will not be available during the Post-Closing Acceptance Period.

Ziggo shareholders that have already tendered their Ziggo ordinary shares in the Offer but whose willingness to tender will be affected by the possible 80% or 65% minimum acceptance level condition should withdraw their tendered Ziggo ordinary shares immediately, but in any event before the expiration of the Offer Period. Withdrawal rights will terminate upon the expiration of the Offer Period.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by the Offeror, in its sole discretion, which determination will be final and binding. No withdrawal of tendered Ziggo ordinary shares will be deemed to have been properly made until all defects and irregularities have been cured or waived. None of the Offeror or any of its affiliates or assignees, the Exchange Agent, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tenders of Ziggo ordinary shares may not be rescinded, and any Ziggo ordinary shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Ziggo ordinary shares may be re-tendered by following the procedure for tendering shares described in the Offer Memorandum and Prospectus/Offer to Exchange.

THE MANAGEMENT BOARD AND SUPERVISORY BOARD OF ZIGGO FULLY SUPPORT AND UNANIMOUSLY RECOMMEND THE OFFER AND RECOMMEND THAT ZIGGO SHAREHOLDERS TENDER THEIR ZIGGO ORDINARY SHARES INTO THE OFFER.

The Offer Memorandum and the Prospectus/Offer to Exchange contain important information and should be read carefully and in their entirety before any decision is made with respect to the Offer.

Questions and requests for assistance may be directed to the Information Agent at its address and telephone number set forth below. Requests for copies of the Offer Memorandum and/or the Prospectus/Offer to Exchange may be directed to the Information Agent. Such copies will be furnished promptly at the Offeror’s expense. Copies of the Offer Memorandum and the Prospectus/Offer to Exchange are also available on the website of Liberty Global at http://www.libertyglobal.com/ir-ziggo-offer.html. Ziggo shareholders may read and copy the Registration Statement on Form S-4 initially filed by Liberty Global with the SEC on June 27, 2014, as amended, and any other periodic report or other information that Liberty Global is required to file with the SEC, at the Public Reference Room of the SEC at 100 F Street, NE, Washington, D.C. 20549. Ziggo shareholders may obtain information on the operation of the Public Reference Room by calling the SEC at (800) SEC-0330. Ziggo shareholders may also inspect such filings on the Internet web site maintained by the SEC at www.sec.gov.

The Information Agent for the Offer is:

Westplein 11, 3016 BM, Rotterdam, Netherlands

480 Washington Boulevard, 26th Floor, Jersey City, NJ 07310 USA

Toll-Free Number for European Retail Shareholders: 00 800 3814 3814

European Bank and Broker Helpline: +44 (0) 870 703 6357

Toll-Free Number for Institutional and U.S. Shareholders: (877) 507-1756

Email: ziggo@georgeson.com

October 15, 2014

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